UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tapinator, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876037 102

(CUSIP Number)

Ilya Nikolayev

c/o Tapinator, Inc.

110 West 40th Street, Suite 1902

New York, New York 10018

(480) 659-4907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of Pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876037 102	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ilya Nikolayev
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS OO/PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 14,554,432
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,554,432
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,554,432
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)
14		TYPE OF REPORTING PERSON IN

(1) Based on 87,979,526 shares of Common Stock outstanding as of August 13, 2019 as reported in the Issuer’s Form 10-Q for the period ended June 30, 2019.

CUSIP No. 876037 102	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) reflects amendments to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”) of Tapinator, Inc., a Delaware corporation (the “Issuer”) filed by Ilya Nikolayev (the “Reporting Person”) on April 30, 2018 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

“On September 30, 2019, the Issuer entered into an Award Purchase, Cancellation and Release Agreement (the “Award Agreement”) with the Reporting Person. Pursuant to the terms of the Award Agreement, the Company agreed to repurchase 555,555 undelivered shares of common stock underlying certain restricted stock unit awards previously granted to the Reporting Person and cancel the remaining 4,444,445 unvested restricted stock units. As consideration for the repurchase and cancellation, the Reporting Person was granted a stock option representing the right to purchase 5,000,000 shares of common stock at an exercise price of $0.06 per share and a one-time cash payment of $25,000.”

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

“On September 30, 2019, the Issuer entered into the Award Agreement with the Reporting Person. Pursuant to the terms of the Award Agreement, the Company agreed to repurchase 555,555 undelivered shares of common stock underlying certain restricted stock unit awards previously granted to the Reporting Person and cancel the remaining 4,444,445 unvested restricted stock units. As consideration for the repurchase and cancellation, the Reporting Person was granted a stock option representing the right to purchase 5,000,000 shares of common stock at an exercise price of $0.06 per share and a one-time cash payment of $25,000.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Except as set forth in Item 6 below, the Reporting Person is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Item 11 on the corresponding cover page hereto (the “Shares”). Of the Shares, (i) 1,250,000 Shares represent currently exercisable options or options exercisable in the next sixty days from October 2, 2019 for Common Stock with an exercise price of $0.11 and (ii) 1,666,666 Shares represent options exercisable in the next sixty days from October 2, 2019 for Common Stock with an exercise price of $0.06.

Additionally, without duplication of the Shares reported above, the Reporting Person is entitled to (i) options to purchase 250,000 shares of Common Stock which will continue to become exercisable in equal quarterly installments over the next six months at an exercise price of $0.11 and (ii) options to purchase 3,333,334 shares of Common Stock which will continue to become exercisable at an exercise price of $0.06 as follows: (a) 833,334 shares on the last day of December in 2019 and (b) the remaining 2,500,000 shares in 12 substantially equal installments (with the first 11 installments rounded down for any fractional shares) on the last day of each month in 2020 (with the 12th installment including any fractional shares that were rounded down from the first 11 installments). The Reporting Person must continue to be an employee of the Issuer as of each vesting date to be entitled to the shares underlying these grants. The shares underlying these options are not included in the Shares deemed beneficially owned by the Reporting Person as they do not vest within the next sixty days from October 2, 2019.

(b) Except as set forth in Item 6 below, the Reporting Person has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Shares.

CUSIP No. 876037 102	13D	Page 4 of 5 Pages

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
9/30/19	Reporting Person		555,555	(1)	Repurchase of Shares by Issuer
9/30/19	Reporting Person	-	4,444,445	(1)	Cancellation of Unvested RSUs
9/30/19	Reporting Person	5,000,000		(1)	Award of Stock Option

(1) On September 30, 2019, the Issuer entered into the Award Agreement with the Reporting Person. Pursuant to the terms of the Award Agreement, the Company agreed to repurchase 555,555 undelivered shares of common stock underlying certain restricted stock unit awards previously granted to the Reporting Person and cancel the remaining 4,444,445 unvested restricted stock units. As consideration for the repurchase and cancellation, the Reporting Person was granted a stock option representing the right to purchase 5,000,000 shares of common stock at an exercise price of $0.06 per share and a one-time cash payment of $25,000.

(d) Not applicable

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

“On September 30, 2019, the Issuer entered into the Award Agreement with the Reporting Person. Pursuant to the terms of the Award Agreement, the Company agreed to repurchase 555,555 undelivered shares of common stock underlying certain restricted stock unit awards previously granted to the Reporting Person and cancel the remaining 4,444,445 unvested restricted stock units. As consideration for the repurchase and cancellation, the Reporting Person was granted a stock option representing the right to purchase 5,000,000 shares of common stock at an exercise price of $0.06 per share and a one-time cash payment of $25,000.

The foregoing description of the Award Agreement and the stock options and restricted stock units owned or previously owned by the Reporting Person does not purport to be complete and is qualified in its entirety by reference to the Award Agreement, the Form of Stock Option Grant and Agreement and the Form of Restricted Stock Unit Agreement, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Form of Award Purchase, Cancellation and Release Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on October 2, 2019).
99.2	Form of Stock Option Grant and Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of the Issuer filed on April 30, 2018).
99.3	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of the Issuer filed on April 30, 2018).

CUSIP No. 876037 102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019

By:	/s/ Ilya Nikolayev
Name: Ilya Nikolayev